Exhibit (a)(5)(iv)

All amounts in Canadian dollars

unless otherwise stated

Onex Announces Completion of Cash Tender Offer

For the Outstanding Shares in ResCare

Toronto, November 16, 2010 - Onex Corporation (together with affiliates, “Onex”) (TSX: OCX) today announced that Onex Rescare Acquisition, LLC, an affiliate of Onex Partners III LP, has successfully completed its previously-announced cash tender offer for all of the outstanding shares of common stock of Res-Care, Inc. (Nasdaq: RSCR) not owned by Onex or its affiliates.  The tender offer expired at 5:00 P.M., New York City time, on November 15, 2010.

Based on information provided by Computershare Trust Company, N.A., the depositary for the tender offer, a total of 20,678,039 shares of common stock, representing approximately 81.6% of the outstanding shares of common stock not owned by Onex, its affiliates or certain members of ResCare’s management who have agreed to “roll-over” their current equity ownership position, were validly tendered and not withdrawn in the offer, together with an additional 548,707 shares tendered by guaranteed delivery.  All shares that were validly tendered and not withdrawn have been accepted for payment.  Onex does not intend to offer a subsequent offering period in connection with the offer. As a result of the successful completion of the tender offer, Onex and its affiliates hold an 85.3% interest in ResCare, on an as-converted basis (excluding shares tendered via guaranteed delivery).

As contemplated by the terms of the previously-announced share exchange agreement between Onex and ResCare, Onex intends to acquire the remaining publicly-held shares of ResCare’s common stock in a second-step share exchange transaction under Kentucky law in which each outstanding share of ResCare common stock that was not acquired by Onex in the offer will be exchanged for $13.25 in cash.  The second-step share exchange will be completed following approval of the share exchange at a meeting of ResCare shareholders to be held as soon as practicable.  As a result of the purchase of shares in the tender offer, Onex has sufficient voting power to approve the share exchange at such meeting without regard to the vote of any other ResCare shareholder.

About Onex

Onex is one of North America’s oldest and most successful investment firms committed to acquiring and building high-quality businesses in partnership with talented management teams.  Onex manages investment platforms focused on private equity, real estate and credit securities.  In total, the company manages approximately US$13 billion, of which US$9 billion is third-party capital.  As well, Onex invests its own capital directly and as a substantial limited partner in its Funds.

Onex’ businesses generate annual revenues of $37 billion, have assets of $42 billion and employ more than 240,000 people worldwide. Onex shares trade on the Toronto Stock Exchange under the stock symbol OCX. For more information on Onex, visit its website at www.onex.com. The Company’s security filings can also be accessed at www.sedar.com.

Forward Looking Statements

This news release may contain forward-looking statements that are based on management’s current expectations and are subject to known and unknown uncertainties and risks, which could cause actual results to differ materially from those contemplated or implied by such forward-looking statements.  Onex is under no obligation to update any forward-looking statements contained herein should material facts change due to new information, future events or otherwise.

Important Information

This press release is not a proxy statement or a solicitation of proxies from the holders of ResCare’s securities, or an offer to purchase or a solicitation of an offer to sell securities.  Any solicitation of proxies will be made only pursuant to the definitive proxy statement mailed by ResCare to its shareholders who hold such securities as of the record date. Interested investors and securityholders are urged to read the definitive proxy statement, and other related documents that have been filed with the U.S. Securities and Exchange Commission, because they contain important information about ResCare and the proposal to be presented at the special meeting of ResCare’s shareholders. You may read and copy the definitive proxy statement and any reports, statements and other information filed by Onex or ResCare with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. ResCare shareholders may obtain any of the documents ResCare files with the SEC, without charge, by writing or telephoning ResCare at the following address: ResCare, Inc., 9901 Linn Station Road, Louisville, Kentucky 40223, Attention: Investor Relations, Telephone: (502) 394-2100.

For further information:

Emma Thompson

Vice President, Investor Relations

416.362.7711

ethompson@onex.com